Exhibit 7.02

May 18, 2016

Board of Directors
Covisint Corporation
26533 Evergreen Rd., Suite 500
Southfield, MI 48076

Roumell Asset Management, LLC owns approximately two million shares representing approximately 5% of Covisint’s outstanding shares.   The fiduciary responsibility of the company’s directors to run an ethical operation that creates shareholder value should be the primary and constant focus of the Board.  It is now our strong belief that the company should immediately hire a nationally recognized investment banker to review the company’s strategic options, including the potential sale of the company.

To be clear, Covisint boasts some compelling attributes. First, the company’s technology platform is strong and highly recognized in the automobile industry, underscored by long-term contracts.  Second, it possesses a highly recurring subscription revenue stream, with 95% renewal rates, coupled with gross margins now over 50%, thanks to the company’s successful decision to outsource low-margin service work under the leadership of the company’s Chairman, Mr. Sam Inman III.  Nonetheless, while it is true that the company has effectively replaced the revenue of the healthcare business it exited two years ago, the company has been unable to grow its subscription revenue sufficiently to justify its cost structure as a public company.  Given the very high retention rate of its current revenue stream, we have little doubt that the company would be highly attractive to a strategic or financial investor.

Further, we believe the company should immediately appoint at least two independent directors to oversee the strategic review process to insure independence and provide shareholders assurance of a genuine and sound process.  We believe other Covisint shareholders will be supportive of our idea and encourage all shareholders to immediately make their views known to the Board.

Sincerely,
/s/ James C. Roumell
President
Roumell Asset Management, LLC